UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 23, 2014
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NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S – Reduction of the share capital

Bagsværd, Denmark, 23 April 2014 – At Novo Nordisk’s Annual General Meeting on 20 March 2014, it was decided to reduce the company’s B share capital from DKK 442,512,800 to DKK 422,512,800 by cancellation of part of the company’s portfolio of own B shares at a nominal value of DKK 20,000,000 divided into 100,000,000 B shares of DKK 0.20 each.

Today, Novo Nordisk has registered the implementation of the reduction of the share capital with the Danish Business Authority and cancelled nominally DKK 20,000,000 B shares. After the reduction of the share capital, the company’s share capital is nominally DKK 530,000,000, which is divided into an A share capital of nominally DKK 107,487,200 and a B share capital of nominally DKK 422,512,800.

The reduction in the share capital will not affect Novo Nordisk’s share repurchase programme which will continue as previously announced.

Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 38,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 3079 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 3079 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Jannick Lindegaard (US)	+1 609 235 8567	jlis@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com	CVR no: 24 25 67 90

Company announcement No 25 / 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 23, 2014	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer